THE KRAFT HEINZ COMPANY

KRAFT HEINZ FOODS COMPANY

One PPG Place

Pittsburgh, Pennsylvania 15222

(412) 456-5700

VIA EDGAR

November 13, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Kraft Heinz Company
Kraft Heinz Foods Company
Registration Statement on Form S-3 (File No. 333-275255)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), The Kraft Heinz Company and Kraft Heinz Foods Company (collectively, the “Registrants”), hereby request that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 15, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Registrants acknowledge that they are aware of their obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Andrew L. Fabens at (212) 351-4034.

Sincerely,

THE KRAFT HEINZ COMPANY

/s/ Andre Maciel
Andre Maciel Global Chief Financial Officer

KRAFT HEINZ FOODS COMPANY

/s/ Andre Maciel
Andre Maciel President

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP
Robert D. Giannattasio, Gibson, Dunn & Crutcher LLP